Exhibit 99.1

Fuling Global Inc. Reports First Half-Year and Second Quarter 2016 Financial Results

Company to Host Earnings Conference Call on Tuesday, August 16, 8:00 am ET

ALLENTOWN, Pa., August 15, 2016 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) ("Fuling Global" or the "Company"), an environmentally friendly specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the three and six months ended June 30, 2016.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, "We continued to execute well with sales volume crossing the 10,000-ton mark for the first time in company history to 10,709 tons for the second quarter, highlighting strong demand for our products across all major product categories. Gross margin of 29.8% improved significantly from the prior quarter and was essentially unchanged from a year ago. Despite a slight dip in revenues driven by decrease in average selling price (“ASP”) in connection with drop in oil prices, net income attributable to our stockholders increased by 56.3% to $4.67 million for the second quarter, benefitting from $1.82 million in local government subsidy income.”

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, "With all of our factories running near full capacity, we are facing increasing challenges to expand our production capacity promptly to meet the increasing demand for our products. Following the $10.24 million purchase of a 32.86-acre land parcel in April, we broke ground for the construction of a new factory in Wenling City in the second quarter. Phase I construction is expected to complete by the end of this year with commercial production to commence in the first quarter of 2017. Our Allentown factory continues to ramp, now with 12 straw machines up and running. With increasing orders from existing customers and orders from new customers, our Allentown factory is on track to reach $5.5 million annual revenue run rate in the third quarter this year.”

Second Quarter of 2016 Financial Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$24.59	$25.11	-2.0%
Gross profit	$7.33	$7.47	-1.9%
Gross margin	29.8%	29.8%	0.0%
Operating income	$3.72	$3.97	-6.4%
Operating margin	15.1%	15.8%	-0.7%
Net income attributable to Fuling Global	$4.67	$2.99	56.3%
Diluted earnings per share	$0.30	$0.26	15.9%

•	Net income attributable to Fuling Global increased by 56.3% to $4.67 million, or $0.30 per basic and diluted share, for the three months ended June 30, 2016 from $2.99 million, or $0.26 per basic and diluted share, for the same period of last year. The increases in net income and earnings per share were primarily due to a $1.82 million subsidy income received from local government which included a one-time government incentive of approximately $1.5 million for breaking ground on our new factory in Wenling City.
•	Revenues decreased by 2.0% to $24.59 million for the three months ended June 30, 2016 with increase in sales volume offset by decrease in blended average selling price (“ASP”).
•	Total sales volume increased by 21.2% to 10,709 tons for the three months ended June 30, 2016 from 8,834 tons for the same period of last year. The increase in total sales volume was across all product categories.
•	Blended ASP decreased by 19.2% to $2.30 per kilogram for the three months ended June 30, 2016 from $2.84 per kilogram for the same period of last year. The decrease in ASP was across all product categories and in line with the decrease in crude oil prices.
•	Gross profit decreased by 1.9% to $7.33 million for the three months ended June 30, 2016 from $7.47 million for the same period of last year. Gross margin was essentially unchanged at 29.8%.

Second Quarter 2016 Financial Results

Revenues

For the three months ended June 30, 2016, total revenues decreased by $0.51 million, or 2.0%, to $24.59 million from $25.11 million for the same period of last year. Overall sales volume increased by 1,875 tons, or 21.2%, to 10,709 tons for the three months ended June 30, 2016 from 8,834 tons for the same period of last year. The increase in overall sales volume was across all product categories. Blended ASP decreased by $0.54 per kilogram, or 19.2%, to $2.30 per kilogram for the three months ended June 30, 2016 from $2.84 per kilogram for the same period of last year. The decrease in ASP was across all product categories and in line with year-over-year change trend in crude oil prices.  Cutlery, straws, cups and plates, and other products accounted for 59.8%, 9.9%, 23.7%, and 6.7% of total revenues for the three months ended June 30, 2016, compared to 59.5%, 11.6%, 24.8%, and 4.1% for the same period of last year, respectively.

On a geographical basis, sales in Fuling Global's largest market, the U.S., decreased by $1.43 million, or 6.0%, to $22.53 million for the three months ended June 30, 2016 from $23.96 million for the same period of last year. Sales in Europe increased by $0.49 million, or 92.2%, to $1.02 million. Sales in China increased by $0.36 million, or 516.9%, to $0.43 million for the three months ended June 30, 2016. Sales in Canada was $0.29 million for the three months ended June 30, 2016, down 2.7% from the same period of last year.

	For the Three Months Ended June 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$22,529	91.6%	$23,962	95.4%	$(1,433)	-6.0%
Europe	1,015	4.1%	528	2.1%	487	92.2%
Canada	289	1.2%	297	1.2%	(8)	-2.7%
China	433	1.8%	70	0.3%	363	516.9%
Others	328	1.3%	250	1.0%	78	31.0%
Total	$24,594	100.0%	$25,107	100.0%	$(514)	-2.0%

Gross profit

Total cost of goods sold decreased by $0.37million, or 2.1%, to $17.26million for the three months ended June 30, 2016 from $17.63 million for the same period of last year1. Gross profit decreased by $0.14 million, or 1.9%, to $7.33 million for the three months ended June 30, 2016 from $7.47 million for the same period of last year. Gross margin was 29.8% for the three months ended June 30, 2016, essentially unchanged from the same period of last year.

[1]	Please note, certain expense items, primarily expenses associated with ocean freight, were previously reported as selling expenses and have been reclassified as cost of goods sold. As a result, cost of goods sold, gross profit, gross margin, selling expenses, and total operating expenses for 2015 have been adjusted retrospectively.

Operating income

Selling expenses decreased by $0.31 million, or 17.4%, to $1.45 million for the three months ended June 30, 2016 from $1.76 million for the same period of last year. The decrease in selling expenses was due to decrease in ocean freight cost. General and administrative expenses increased by $0.34 million, or 30.0%, to $1.48million for the three months ended June 30, 2016 from $1.14 million for the same period of last year. The increase in general and administrative expenses was due to professional fees related to being a public company as well as increase in administrative expenses at our Allentown facility. Research and development expenses increased by $0.08 million, or 12.5%, to $0.68 million for the three months ended June 30, 2016 from $0.60 million for the same period of last year. As a result, total operating expenses increased by $0.11 million, or 3.2%, to $3.61 million for the three months ended June 30, 2016 from $3.50 million for the same period of last year.

Operating income decreased by $0.25million, or 6.4%, to $3.72 million for the three months ended June 30, 2016 from $3.97 million for the same period of last year. Operating margin was 15.1% for the three months ended June 30, 2016, compared to 15.8% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes increased by $1.76 million, or 47.8%, to $5.45 million for the three months ended June 30, 2016 from $3.69 million for the same period of last year. The increase was primarily due to subsidy income of $1.82million received in the second quarter of this year from local government.

Provision for income taxes was $0.62 million for the  three months ended June 30, 2016, compared to $0.62 million for the same period of last year.

Net income

Net income increased by $1.77 million, or 57.5%, to $4.84 million for the three months ended June 30, 2016 from $3.07 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $4.67 million, or $0.30 per basic and diluted share, for the three months ended June 30, 2016, compared to $2.99 million, or $0.26 per basic and diluted share, for the same period of last year.

Year-to-Date 2016 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$45.17	$45.75	-1.3%
Gross profit	$12.54	$12.07	3.9%
Gross margin	27.8%	26.4%	1.4%
Operating income	$4.81	$5.32	-9.6%
Operating margin	10.6%	11.6%	-1.0%
Net income attributable to Fuling Global	$5.42	$4.23	28.2%
Diluted earnings per share	$0.34	$0.36	-4.9%

Revenues

For the six months ended June 30, 2016, total revenues decreased by $0.57 million, or 1.3%, to $45.17 million from $45.75 million for the same period of last year. Overall sales volume increased by 2,411 tons, or 15.1%, to 18,338 tons for the six months ended June 30, 2016 from 15,927 tons for the same period of last year. The increase in overall sales volume was across all product categories. Blended ASP decreased by $0.41 per kilogram, or 14.2%, to $2.46 per kilogram for the six months ended June 30, 2016 from $2.87 per kilogram for the same period of last year. ASPs for cutlery, straws, and cups and plates all decreased while others increased slightly year-over-year.

Cutlery, straws, cups and plates, and other products accounted for 58.4%, 10.0%, 25.0%, and 6.5% of total revenues for the six months ended June 30, 2016, compared to 60.0%, 11.9%, 24.3%, and 3.9% for the same period of last year, respectively.

On a geographical basis, sales in Fuling Global's largest market, the U.S., decreased by $1.65million, or 3.8%, to $42.00 million for the six months ended June 30, 2016 from $43.66million for the same period of last year. Sales in Europe increased by $0.52 million, or 56.5%, to $1.45 million. Sales in China increased by $0.71 million, or 1,008.9%, to $0.78 million for the six months ended June 30, 2016. Sales in Canada was $0.49 million for the six months ended June 30, 2016, up 5.1% from the same period of last year.

	For the Six Months Ended June 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$42,004	93.0%	$43,658	95.4%	$(1,654)	-3.8%
Europe	1,450	3.2%	926	2.0%	523	56.5%
Canada	493	1.1%	469	1.0%	24	5.1%
China	778	1.7%	70	0.2%	708	1008.9%
Others	447	1.0%	622	1.4%	(175)	-28.2%
Total	$45,172	100.0%	$45,745	100.0%	$(573)	-1.3%

Gross profit

Total cost of goods sold decreased by $1.04 million, or 3.1%, to $32.64 million for the six months ended June 30, 2016 from $33.68 million for the same period of last year. Gross profit increased by $0.47 million, or 3.9%, to $12.54 million for the six months ended June 30, 2016 from $12.07 million for the same period of last year. Gross margin was 27.8% for the six months ended June 30, 2016, compared to 26.4% for the same period of last year.

Operating income

Selling expenses decreased by $0.05million, or 1.7%, to $3.08 million for the six months ended June 30, 2016 from $3.14 million for the same period of last year. The decrease in selling expenses was due to decrease in ocean freight. General and administrative expenses increased by $0.87million, or 32.5%, to $3.55 million for the six months ended June 30, 2016 from $2.68 million for the same period of last year. The increase in general and administrative expenses was due to professional fees related to being a public company as well as increase in administrative expenses at our Allentown facility. As we spent significant efforts and resources training new staff, testing machines, and streamlining production lines in the first half of this year, we expect more moderate increases in general and administrative expenses with increasing productivity and operating efficiency in the latter half of this year. Research and development expenses increased by $0.16 million, or 17.3%, to $1.09 million for the six months ended June 30, 2016 from $0.93 million for the same period of last year.

As a result, total operating expenses increased by $0.98 million, or 14.5%, to $7.73 million for the six months ended June 30, 2016 from $6.75 million for the same period of last year.

Operating income decreased by $0.51 million, or 9.6%, to $4.81 million for the six months ended June 30, 2016 from $5.32 million for the same period of last year. Operating margin was 10.6% for the six months ended June 30, 2016, compared to 11.6% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes increased by $1.43 million, or 28.2%, to $6.49 million for the six months ended June 30, 2016 from $5.06 million for the same period of last year. The increase was primarily due to higher subsidy income received from local government this year.

Provision for income taxes was $0.93 million for the six months ended June 30, 2016, compared to $0.75 million for the same period of last year.

Net income

Net income increased by $1.24 million, or 28.9%, to $5.56 million for the six months ended June 30, 2016 from $4.31 million for the same period of last year. This increase was primarily due to: 1) $1.70 million increase in subsidiary income; 2) $0.47 million increase in gross profit; and 3) partially offset by $0.98 million increase in operating expenses.

After deduction of non-controlling interest, net income attributable to Fuling Global increased by $1.19 million, or 28.2%, to $5.42 million for the six months ended June 30, 2016 from $4.23 million for the same period of last year.

Basic and diluted earnings per share were each$0.34 for the six months ended June 30, 2016, compared to $0.36 for the same period of last year.

Financial Condition

As of June 30, 2016, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $3.35 million, $2.57 million, and $1.91 million, respectively, compared to $15.57 million, $2.13 million, and $3.19 million, respectively, at the end of 2015. Short-term borrowing and bank notes payable were $16.34 million and $3.48 million, respectively, as of June 30, 2016, compared to $15.26 million and $2.84 million, respectively, at the end of 2015.

Net cash used in operating activities was $3.74million for the six months ended June 30, 2016, compared to $1.91 million for the same period of last year.

Net cash used in investing activities was $9.93 million for the six months ended June 30, 2016, compared to $2.42 million for the same period of last year. The Company spent $10.24 million in purchasing a 32.86-acre land parcel for its newest factory in Wenling, China this April and received one-time subsidy income of approximately $1.5million from the Wenling government in association with the purchase.

Net cash provided by financing activities was $1.47 million for the six months ended June 30, 2016, compared to $4.60 million for the same period of last year.

Recent Update

On April 12, 2016, the Company announced that it has purchased a 32.86-acre land parcel for its newest factory in Wenling, China for approximately $10.24 million. The Company anticipates that it will complete construction, equipment installation and testing and will ultimately commence commercial production in the new factory in the first quarter of 2017.

Correction

In our press release dated May 16, 2016, we incorrectly reported sales volume growth of 4.6% to 7,418 tons for the three months ended March 31, 2016, which should be 7.6% growth to 7,629 tons. In addition, in our press release dated March 31, 2016, we incorrectly reported sales volume growth of 30% for the year 2015, which should be 15% increase.

Earnings Conference Call

The Company will host its second quarter of 2016 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/8:00 pm Beijing Time) on Tuesday, August 16, 2016. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Fuling Global Inc./ FORK".

Conference Call

Date:	Tuesday, August 16, 2016

Time:	8:00 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945 International: +1 412-902-4272

Conference ID:	Fuling Global Inc./FORK

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through August 23, 2016. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally, and entering access code No. 10091411.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is an environmentally friendly specialized producer and distributor plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Investor Relations:

Tina Xiao

Weitian Group LLC

Email: fork@weitian-ir.com

Phone: +1-917-609-0333

At the Company:

Gilbert Lee, CFO

Email: ir@fulingplasticusa.com

Phone: +1-610-366-8070x1835

Web: http://ir.fulingglobal.com/

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$3,350,237	$15,573,554
Restricted cash	2,574,805	2,129,162
Certificates of deposit	1,905,417	3,186,892
Accounts receivable, net	16,860,422	14,725,030
Advances to supplier, net	486,110	312,328
Inventories, net	13,869,273	13,493,685
Prepaid expenses and other current assets	2,355,685	425,477
Total Current Assets	41,401,949	49,846,128

Property, plant and equipment, net	24,676,603	21,556,866
Intangible assets, net	9,975,022	1,778,264
Prepayments for construction and equipment purchase	4,265,740	2,003,400
Other non-current assets	222,398	225,500
Deferred tax assets	451,345	319,252
Total Assets	$80,993,057	$75,729,410

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$16,336,248	$15,264,827
Bank notes payable	3,477,981	2,839,783
Advances from customers	771,884	597,226
Accounts payable	9,700,116	10,972,851
Accrued and other liabilities	1,729,667	1,808,135
Taxes payable	612,502	743,147
Loan from third parties	-	184,851
Total Current Liabilities	32,628,398	32,410,820

Total Liabilities	32,628,398	32,410,820

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 shares issued and outstanding as of June 30, 2016 and December 31, 2015	15,733	15,733
Additional paid in capital	29,791,389	29,722,127
Statutory reserve	3,529,168	2,868,844
Retained earnings	14,944,352	10,182,213
Accumulated other comprehensive income (loss)	(189,042)	392,450
Total Fuling Global Inc.'s equity	48,091,600	43,181,367

Noncontrolling interest	273,059	137,223
Total Shareholders' Equity	48,364,659	43,318,590

Total Liabilities and Shareholders' Equity	$80,993,057	$75,729,410

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2015	2016	2015

Revenues	$24,594,372	$25,106,839	$45,172,191	$45,745,355
Cost of goods sold	17,262,250	17,633,736	32,635,246	33,679,333
Gross Profit	7,332,122	7,473,103	12,536,945	12,066,022

Operating Expenses
Selling expenses	1,452,267	1,757,534	3,083,800	3,136,505
General and administrative expenses	1,484,156	1,141,891	3,548,715	2,678,139
Research and development expenses	675,957	600,740	1,094,313	932,879
Total operating expenses	3,612,380	3,500,165	7,726,828	6,747,523

Income from Operations	3,719,742	3,972,938	4,810,117	5,318,499

Other Income (Expense):
Interest income	10,966	12,892	17,579	18,961
Interest expense	(226,691)	(331,431)	(428,375)	(637,904)
Subsidy income	1,817,120	94,201	1,857,989	154,422
Foreign currency transaction gain	362,738	68,552	422,527	295,563
Other expense, net	(230,647)	(127,621)	(192,995)	(90,805)
Total other income (expense), net	1,733,486	(283,407)	1,676,725	(259,763)

Income Before Income Taxes	5,453,228	3,689,531	6,486,842	5,058,736

Provision for Income Taxes	615,519	617,585	928,543	745,068

Net Income	$4,837,709	$3,071,946	$5,558,299	$4,313,668

Less: net income attributable to noncontrolling interest	164,945	81,699	135,836	85,438

Net income attributable to Fuling Global Inc.	4,672,764	2,990,247	5,422,463	4,228,230

Other Comprehensive Income
Foreign currency translation gain (loss)	(815,224)	(162,673)	(581,492)	798
Comprehensive income attributable to Fuling Global Inc.	$3,857,540	$2,827,574	$4,840,971	$4,229,028

Earnings per share
Basic and diluted	$0.30	$0.26	$0.34	$0.36

Weighted average number of shares
Basic and diluted	15,732,795	11,666,667	15,732,795	11,666,667

Cash dividends per share
Basic and diluted	$-	$-	$-	$0.88

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,558,299	$4,313,668
Adjustments to reconcile net income to net cash
provided by operating activities:
Stock based compensation	69,262	-
Deferred tax benefit	(132,093)	-
Depreciation and amortization	1,306,613	1,087,103
Bad debt provisions	108,750	143,640
Gain on disposal of fixed assets	(12,896)	-
Changes in operating assets:
Accounts receivable	(2,337,456)	(2,471,504)
Advances to suppliers	(3,992,991)	(1,848,517)
Inventories	(492,975)	314,621
Other assets	(2,025,962)	285,213
Changes in operating liabilities:
Accounts payable	(1,809,818)	(3,762,267)
Advance from customers	189,737	(19,503)
Taxes payable	(116,650)	271,689
Accrued and other liabilities	(56,140)	(228,284)
Net cash used in operating activities	(3,744,320)	(1,914,141)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(399,389)	(1,302,879)
Cash receipts from disposal property and equipment	19,614	-
Cash invested in certificates of deposit	1,228,224	-
Prepayments for construction and equipment purchase	(2,342,419)	(844,033)
Purchase of intangible assets	(8,434,613)	(269,044)
Net cash used in investing activities	(9,928,583)	(2,415,956)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	11,264,393	25,428,552
Repayments of short-term borrowings	(9,818,828)	(19,982,971)
Proceeds from bank notes payable	3,600,629	2,398,646
Repayments of bank notes payable	(2,885,578)	(3,255,244)
Repayment of third party borrowing	(183,588)	(195,906)
Repayments of loans from related parties	-	5,747
Change of restricted cash	(502,722)	201,554
Net cash provided by financing activities	1,474,306	4,600,378

EFFECT OF EXCHANGE RATES CHANGES ON CASH	(24,720)	(21,306)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,223,317)	248,975

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,350,237	$1,648,689

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$400,152	$422,851
Income tax paid	$1,161,623	$686,959
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$634,190	$1,069,664
Transfer from advance payments to fixed assets	$-	$270,580